Filed by Kimco Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Weingarten Realty Investors
Registration No.: 333-256587
Date: July 29, 2021

The following communication is being filed in connection with the proposed merger of Kimco Realty Corporation and Weingarten Realty Investors.

The below press release was issued by Kimco Realty Corporation on July 29, 2021.

Kimco Realty Announces Second Quarter 2021 Results

–	Sequential Growth in Portfolio Occupancy Highlights Strong Operating Fundamentals
–	Raises 2021 Guidance on Improved Outlook

JERICHO, New York, July 29, 2021 - Kimco Realty Corp. (NYSE: KIM), one of North America’s largest publicly traded owners and operators of open-air, grocery-anchored shopping centers and mixed-use assets, today reported results for the second quarter ended June 30, 2021. For the three months ended June 30, 2021 and 2020, Kimco’s net income available to the company’s common shareholders was $0.25 per diluted share and $1.71 per diluted share, respectively.

Second Quarter Highlights:

•	Grew pro-rata portfolio occupancy 40 basis points sequentially to 93.9%.

•	Increased pro-rata anchor occupancy 70 basis points sequentially to 96.9%.

•	Generated new cash pro-rata leasing spreads of 9.2% on comparable spaces.

•	Same property Net Operating Income (NOI) including redevelopments grew 16.7% year-over-year.

•	Produced FFO of $0.34 per diluted share which reflects only $0.8 million of credit loss recognized during the quarter.

•	Ended the quarter with over $780 million of Albertsons Companies Inc. (NYSE: ACI) common stock.

•	Subsequent to quarter end, issued 2020 Corporate Responsibility Report.

“Our core focus remains on leasing, leasing and leasing which helped drive the sequential improvement in occupancy at a pace much greater than initially anticipated. With over 4.6 million square feet leased in the first half of 2021, we are demonstrating the value that our tenants and their customers place on last mile real estate anchored by highly desirable grocers in open-air centers,” stated Conor Flynn, Kimco’s Chief Executive Officer.

“We’ve raised our outlook for 2021 as our operating fundamentals are returning to pre-pandemic levels at a faster pace than originally projected,” Mr. Flynn continued. “Our raised outlook also reflects our confidence that the upcoming merger with Weingarten Realty will create additional value for our shareholders, as the combined business will benefit from enhanced diversification and embedded growth opportunities to drive future cash flow.”

Financial Results:

Net income available to the company’s common shareholders for the second quarter of 2021 was $110.3 million, or $0.25 per diluted share, compared to $741.5 million, or $1.71 per diluted share, for the second quarter of 2020. The year-over-year change includes:

•
($501.9) million decrease in gain on marketable securities mainly attributable to the 39.8 million shares of Albertsons Companies, Inc. (NYSE: ACI) common stock held by the company. During the second quarter of 2020, ACI completed its initial public offering which resulted in Kimco recognizing a one-time mark-to-market adjustment of $524.7 million to reflect the company’s ACI holdings at fair value. Previously, Kimco accounted for this investment on the cost method.

•
($190.8) million decrease in gain on sale of cost method investment, as these gains related to the partial monetization of Kimco’s investment in ACI from the sale of stock during the second quarter of 2020.

•	$43.8 million improvement in consolidated credit loss on potentially uncollectible accounts receivable.

•	$17.0 million increase from gains on sales of properties driven by an $18.8 million gain recognized on the sale of two Rite Aid distribution centers during the second quarter of 2021.

NAREIT Funds From Operations (FFO) was $148.8 million, or $0.34 per diluted share, for the second quarter of 2021 and includes charges related to the pending merger with Weingarten Realty of ($3.2) million, or ($0.01) per diluted share. NAREIT FFO was $103.5 million, or $0.24 per diluted share, for the second quarter 2020. A reconciliation of net income available to the company’s common shareholders to NAREIT FFO is provided in the tables accompanying this press release.

Operating Results:

•
Pro-rata portfolio occupancy ended the quarter at 93.9%, an increase of 40 basis points sequentially, with the spread between leased (reported) occupancy vs. economic occupancy approximately 300 basis points at the end of the second quarter of 2021.

•	Pro-rata anchor occupancy ended the quarter at 96.9%, representing a 70-basis-point sequential improvement from the first quarter of 2021 and the largest sequential increase in the past 10 years.

•
Pro-rata small shop occupancy ended the quarter at 85.5%, a decline of 30 basis points sequentially from the first quarter of 2021, reflecting the impact from the inclusion of Dania Pointe Phases II & III into occupancy at the end of the second quarter. Excluding the impact of Dania Pointe Phases II & III, small shop occupancy would be 86.1%, up 30 basis points sequentially.

•	Pro-rata rental-rate spreads on comparable spaces during the second quarter of 2021 increased 5.9%, with rental rates for new leases up 9.2% and renewals/options up 4.7%.

•
During the second quarter, the company signed 333 leases totaling 1.8 million square feet of gross leasable area (GLA), which includes 139 new leases for 691,000 square feet, and exceeds the trailing five-year average GLA for leases executed during the second quarter by 11%.

•
Same-property NOI, including redevelopments, increased 16.7% for the second quarter of 2021 over the comparable period in 2020. A reconciliation of net income available to the company’s common shareholders to Same-property NOI is provided in the tables accompanying this press release.

Transaction Activities:

•
As previously announced, Kimco and Weingarten Realty Investors (NYSE: WRI), a grocery-anchored Sun Belt shopping center owner, manager and developer, entered into a definitive merger agreement providing for the merger of Weingarten with and into Kimco, with Kimco continuing as the surviving public company. The transaction is expected to close following the approval of shareholders at their respective special meetings on August 3, 2021 and the completion of other customary closing conditions. The transaction is expected to be immediately accretive to earnings and further improve the leverage metrics for Kimco.

•	Contributed $54.9 million of preferred equity funding in conjunction with the acquisition of The Rim, a 1.1 million square foot, mixed-use shopping center located in San Antonio, Texas.

•
During the second quarter, the company sold two Rite Aid distribution centers located in California for $108 million. Kimco recognized an $18.8 million gain on the sale of these properties which the company acquired for a cash purchase price of $84.8 million in January 2021.

Capital Markets:

•	Ended the second quarter with over $2.2 billion of immediate liquidity, including full availability under the company’s $2.0 billion unsecured revolving credit facility.

•	Kimco’s consolidated net debt to EBITDA improved to pre-pandemic levels of 6.3x at the end of the second quarter of 2021.

•	At the end of the quarter, Kimco maintains $783.2 million of ACI common stock, subject to certain lock-up provisions.

Dividend Declarations:

•
Kimco’s board of directors declared quarterly dividends with respect to each of the company’s Class L and Class M series of cumulative redeemable preferred shares. These dividends on the preferred shares will be paid on October 15, 2021, to shareholders of record on October 1, 2021.

•
With respect to the common stock dividend, the board of directors intends to declare a regular quarterly cash dividend, payable during the third quarter, shortly after the pending merger with Weingarten closes.

2021 Full Year Outlook:

Kimco’s 2021 guidance is presented on a stand-alone basis and does not incorporate any additional impact from its pending merger with Weingarten other than the $(3.2) million, or $(0.01) per diluted share, of merger-related charges incurred during the second quarter of 2021. The company has raised its 2021 guidance ranges as follows:

Guidance (per diluted share)	Current*		Previous
Net income available to common shareholders:	$0.83 to $0.87		$0.66 to $0.70
NAREIT FFO:	$1.29 to $1.33	**	$1.22 to $1.26

*The tables accompanying this press release provide a reconciliation for this forward-looking non-GAAP measure.
**Includes $(0.01) per diluted share of merger-related charges incurred during the second quarter of 2021.

Conference Call and Supplemental Materials

Kimco will hold its quarterly conference call on Thursday, July 29, 2021, at 8:30 a.m. Eastern Time (ET). The call will include a review of the company’s second quarter results as well as a discussion of the company’s strategy and expectations for the future. To participate, dial 1-888-317-6003 or 1-412-317-6061 for international calls, (Passcode: 7581643).

Audio replay from the conference call will be available on Kimco Realty’s website at investors.kimcorealty.com through Wednesday, October 27, 2021.

About Kimco

Kimco Realty Corp. (NYSE:KIM) is a real estate investment trust (REIT) headquartered in Jericho, N.Y. that is one of North America’s largest publicly traded owners and operators of open-air, grocery-anchored shopping centers and mixed-use assets. The company’s portfolio is primarily concentrated in the first-ring suburbs of the top major metropolitan markets, including those in high-barrier-to-entry coastal markets and rapidly expanding Sun Belt cities, with a tenant mix focused on essential, necessity-based goods and services that drive multiple shopping trips per week. Kimco is also committed to leadership in environmental, social and governance (ESG) issues and is a recognized industry leader in these areas.  Publicly traded on the NYSE since 1991, and included in the S&P 500 Index, the company has specialized in shopping center ownership, management, acquisitions, and value enhancing redevelopment activities for more than 60 years. As of June 30, 2021, the company owned interests in 398 U.S. shopping centers and mixed-use assets comprising 70 million square feet of gross leasable space. For further information, please visit www.kimcorealty.com

The company announces material information to its investors using the company’s investor relations website (investors.kimcorealty.com), SEC filings, press releases, public conference calls, and webcasts. The company also uses social media to communicate with its investors and the public, and the information the company posts on social media may be deemed material information. Therefore, the company encourages investors, the media, and others interested in the company to review the information that it posts on the social media channels, including Facebook (www.facebook.com/KimcoRealty), Twitter (www.twitter.com/kimcorealty), YouTube (www.youtube.com/kimcorealty) and LinkedIn (www.linkedin.com/company/kimco-realty-corporation). The list of social media channels that the company uses may be updated on its investor relations website from time to time.

Safe Harbor Statement

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  Kimco Realty Corporation (“KIM”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words.  Forward-looking statements regarding KIM and Weingarten Realty Investors (“WRI”), include, but are not limited to, statements related to the anticipated acquisition of WRI and the anticipated timing and benefits thereof; KIM’s expected financing for the transaction; KIM’s ability to deleverage and its projected target net leverage; and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: KIM’s and WRI’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of WRI and KIM management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities related to the proposed transaction; the risk of shareholder litigation in connection with the proposed transaction, including any resulting expense or delay; the risk that WRI’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; KIM’s ability to obtain the expected financing to consummate the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to any further announcements regarding the proposed transaction or the consummation of the acquisition on the market price of KIM’s common stock or WRI’s common shares; the possibility that, if KIM does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of KIM’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms to KIM; KIM’s ability to raise capital by selling its assets;  changes in governmental laws and regulations and management’s ability to estimate the impact of such changes; the level and volatility of interest rates and management’s ability to estimate the impact thereof; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); the availability of suitable acquisition, disposition, development and redevelopment opportunities, and risks related to acquisitions not performing in accordance with our expectations; valuation and risks related to KIM’s joint venture and preferred equity investments; valuation of marketable securities and other investments, including the shares of Albertsons Companies Inc. common stock held by KIM; increases in operating costs; changes in the dividend policy for KIM’s common and preferred stock and KIM’s ability to pay dividends; the reduction in KIM’s income in the event of multiple lease terminations by tenants or a failure of multiple tenants to occupy their premises in a shopping center; impairment charges; unanticipated changes in KIM’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; and other risks and uncertainties affecting KIM and WRI, including those described from time to time under the caption “Risk Factors” and elsewhere in KIM’s and WRI’s Securities and Exchange Commission (“SEC”) filings and reports, including KIM’s Annual Report on Form 10-K for the year ended December 31, 2020, WRI’s Annual Report on Form 10-K for the year ended December 31, 2020, and subsequent filings and reports by either company.  Moreover, other risks and uncertainties of which KIM or WRI are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by KIM or WRI on their respective websites or otherwise.  Neither KIM nor WRI undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed Merger, KIM has filed with the SEC a registration statement on Form S-4 to register the shares of KIM common stock to be issued in connection with the Merger, which was declared effective by the SEC on June 25, 2021.  The registration statement includes a joint proxy statement/prospectus which was sent to the common stockholders of KIM and the shareholders of WRI seeking their approval of their respective transaction-related proposals. KIM and WRI also plan to file other documents with the SEC with respect to the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT KIM, WRI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from KIM at its website, www.kimcorealty.com, or from WRI at its website, www.weingarten.com.  Documents filed with the SEC by KIM will be available free of charge by accessing KIM’s website at www.kimcorealty.com under the heading Investors or, alternatively, by directing a request to KIM at IR@kimcorealty.com or 500 North Broadway Suite 201, Jericho, New York 11753, telephone: (866) 831-4297, and documents filed with the SEC by WRI will be available free of charge by accessing WRI’s website at www.weingarten.com under the heading Investors or, alternatively, by directing a request to WRI at ir@weingarten.com or 2600 Citadel Plaza Drive, Houston, TX 77008, telephone: (800) 298-9974.

Participants in the Solicitation

KIM and WRI and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of KIM and the shareholders of WRI in respect of the proposed transaction under the rules of the SEC.  Information about KIM’s directors and executive officers is available in KIM’s proxy statement dated March 17, 2021 for its 2021 Annual Meeting of Stockholders.  Information about WRI’s directors and executive officers is available in WRI’s proxy statement dated March 15, 2021 for its 2021 Annual Meeting of Shareholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available.  Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from KIM or WRI using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.